

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2012

<u>Via E-mail</u>
Theodore H. Bunting
Senior Vice President and Chief Accounting Officer
Entergy Gulf States Reconstruction Funding I, LLC
Capital Center
919 Congress Avenue, Suite 840
Austin, Texas  78701

> **Re:** **Entergy Gulf States Reconstruction Funding I, LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 29, 2012**
> **File No. 333-142252**

Dear Mr. Bunting:

We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Acting Office Chief